JONES, HALEY & MOTTERN, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

 Email: jones@corplaw.net

Facsimile  770-804-0509

December 5, 2008

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3720

Re:

NB Telecom, Inc. (the "Company") – Annual Report on Form 10-K for the year ending December 31, 2007 (File No. 0-53131) [JH&M File No. 3469.08]

Dear Mr. Spirgel:

This firm represents NB Telecom, Inc., which filed on April 15, 2008 and subsequently amended on July 1, 2008 an Annual Report on Form 10-K for the period ending December 31, 2007.  Your office has provided comments to that filing by your letter dated November 19, 2008 (the "Comment Letter").  At this time, we are submitting on behalf of the Company this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs of the Comment Letter.  In addition, we are hereby providing appropriate supplemental information, as necessary.

Accordingly, our responses are as follows:

Form 10-K for year ended December 31, 2007

Item 9A(T). Controls and Procedures, page 34

1.

The following is the proposed revision to Item 9A in the annual report.  This disclosure will replace the current disclosure under that section:

Disclosure Controls and Procedures.

As required by paragraph (b) of Rules 12a-15 or 15d-15 under the Securities Exchange Act of 1934, the Company’s principal executive officer and principal financial officer has evaluated the Company’s disclosures controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K.  Based on this evaluation these officers have concluded that as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were ineffective and were not adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms.

The deficiencies in the Company’s controls and procedures relate to the Company’s failure to provide the disclosure required by item 307 of Regulation S-K.  This failure has been remedied by the filing of this amended Annual Report on Form 10-K.

Mr. Larry Spirgel

December 5, 2008

We trust these comments are responsive to the issues raised in your Comment Letter.  If you should have any questions on these responses or if you need additional clarification regarding the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES, HALEY & MOTTERN, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

Craig Burton